UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

AMENDMENT REGARDING RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of SK Telecom Co., Ltd. (“SK Telecom” or the “Company”) has resolved to add a new item 8 to the agenda for the annual general meeting of shareholders (the “AGM”), which the Board previously resolved to call on February 25, 2026. The Company is furnishing this Amendment No. 1 (this “Form 6-K/A”) to the Form 6-K furnished by the Company on February 25, 2026 (the “Form 6-K”) solely to reflect such addition. Except as described herein, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in the Form 6-K in any way or reflect any events that have occurred after the Form 6-K was originally furnished. The AGM will be held at the following time and place, and the updated agenda shall be as follows:

1. Date / Time	March 26, 2026 (Thursday), 10:00 am (Seoul time)

2. Place	SUPEX Hall, 4th Floor, SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul, Korea

3. Agenda

1. Approval of Financial Statements for the 42nd Fiscal Year (2025)

2. Amendments to the Articles of Incorporation

3. Approval of Reduction of Capital Reserve

4. Appointment of Directors

4-1.  Appointment of an Executive Director (Jung, Jaihun)

4-2.  Appointment of an Executive Director (Han, Myung Jin)

4-3.  Appointment of a Non-executive Director (Yoon, Poong Young)

4-4.  Appointment of an Independent Non-executive Director (Oh, Alice Haeyun)

4-5.  Appointment of an Independent Non-executive Director (Lee, Seong Yeob)

5. Appointment of an Independent Non-executive Director and Audit Committee Member (Lim, Tay Seop)

6. Appointment of an Audit Committee Member (Lee, Seong Yeob)

7. Approval of the Ceiling Amount of Remuneration for Directors

8. Approval of the Plan for Holding and Disposal of Treasury Shares

4. Date of the resolution by the Board	February 25, 2026 for items 1 through 7, and March 5, 2026 for item 8

- Attendance of independent non-executive directors	Present:	5
	Absent:	0

5. Other important matters relating to an investment decision	—

8.	Approval of the Plan for Holding and Disposal of Treasury Shares

A.	Purpose of Holding or Disposal of Treasury Shares

•	For employee compensation purposes

B.	Class, Number and Method of Acquisition of Treasury Shares Subject to Holding or Disposal

•

As of March 5, 2026, the Company held 1,797,787 common shares, of which 196,475 shares will be held or disposed of for employee compensation, and the remaining shares will be cancelled pursuant to a future resolution of the Board.

Item	Shares held	Shares to be disposed of*

Class and number of treasury shares	196,475 common shares	196,475 common shares

Method of acquisition	Acquisition through trust agreement

*

The actual number of treasury shares to be disposed of may be subject to change depending on the share price at the time of compensation or exercise, the number of stock options exercised and the terms of the employee compensation program.

C.	Information as of the Commencement Date of Holding and the Scheduled Date of Disposal

Item	Share class	As of the commencement date of holding*	As of the date of disposal
Class, number and method of acquisition of treasury shares	Common shares	1,797,787 shares	1,601,312 shares**
Acquisition through trust agreement
Class and number of shares outstanding, excluding treasury shares	Common shares	212,992,266 shares	213,188,741 shares
Change in the ratio of treasury shares to total shares issued		0.84%	0.75%

*	The commencement date of holding refers to the date of the AGM.
**	The number of shares as of the date of disposal may be subject to change depending on the actual number of treasury shares disposed of.

D.	Expected Holding Period

•	Subject to approval at the AGM, the treasury shares are scheduled to be held until the time of payment under the employee compensation program.

E.	Expected Date of Disposal

•	The treasury shares are scheduled to be disposed of after March 26, 2026, and the execution results are expected to be reported at the AGM.

•

If the pending amendment to the Korean Commercial Code, which mandates shareholder approval of treasury share holding and disposal plans, does not take effect before the AGM (March 26, 2026), this agenda item will be automatically nullified.

•

If the pending amendment to the Korean Commercial Code takes effect and changes the mandatory disclosure items for treasury share holding and disposal plans, and corrections to this plan become necessary, such corrections may be made by a resolution of the Board, provided that such amendments do not result in a material change.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By: /s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: March 5, 2026